UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RNS

7 August 2020
Board Changes at Santander UK
Following a comprehensive search led on behalf of the Santander UK Board by Senior Independent Director Scott Wheway, Santander UK announces the following changes to its Board:
•	William Vereker will join the Board on October 1 and will succeed Shriti Vadera as Non-Executive Chair on November 1
•	Shriti Vadera will leave Santander UK on October 31
•	Scott Wheway will leave Santander UK on September 30

Santander Group Executive Chairman Ana Botin said: “We are delighted to welcome William Vereker to Santander UK. William brings a wealth of global banking expertise combined with first-hand experience of the UK policy and regulatory landscape.  He will be a real asset to Santander UK over the coming years as we embark on our ambitious transformation programme.”

“On behalf of the Board of Santander, I would like to express my gratitude to Shriti Vadera for her enormous contribution over the past six years. She has guided the bank through a period of transformation and has driven important cultural change, building on our record as a scale challenger in British banking.”

William Vereker said: “I am very proud to be joining Santander UK to oversee the next stage of its development. The current crisis has underlined the vital role that banks play in society, and now, more than ever, people and businesses across the UK are counting on our support. I am looking forward to building on the achievements of the last six years under Shriti’s leadership and am excited by the potential for Santander to transform UK banking for the better with new thinking and a determination to provide customers with a service that is second to none.”

– Ends –
Notes to Editors

Santander UK Group Holdings plc and Santander UK plc (together "Santander UK")’’

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RNS

William Vereker has had a thirty-year career in investment banking, working previously for Schroders, Lehman Brothers and UBS. He is currently Vice Chairman, Investment Banking Europe, Middle East and Africa for JP Morgan Chase, and in 2018-19 served as the Prime Minister’s Business Envoy.

Shriti Vadera has served as Chair of Santander UK since 30 March 2015.  As announced previously, Shriti Vadera joined the board of Prudential on 1 May 2020 and will succeed as its Chair on 1 January 2021.

As announced previously, following his appointment as Chair of Centrica, Scott Wheway will leave the board of Santander UK on 30 September.  An announcement regarding his successor as Senior Independent Director will follow in due course.

For media enquiries, please contact:

Alan Oliver	Director of Corporate Communications	0207 756 5533

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in Europe and the Americas, and is one of the largest banks in the world by market capitalization. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of the first half of 2020, Banco Santander had more than a trillion euros in total funds, 146 million customers, of which 21.5 million are loyal and 40 million are digital, 11,800 branches and 194,000 employees.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2020, the bank had around 23,000 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 7 August 2020	By	/ s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary